EXHIBIT 12.1

Hersha Hospitality Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

	Three Months
	Ended	Year Ended December 31,
	March 31, 2011	2010	2009	2008	2007	2006
	(Dollars in thousands)

Earnings
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$(13,437)	$(19,930)	$(53,576)	$(13,004)	$11,911	$2,438
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	10,623	45,868	45,183	43,306	41,980	24,183
Distributed income of equity investees	—	—	400	3,036	4,501	4,578

	$(2,814)	$25,938	$(7,993)	$33,338	$58,392	$31,199
Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	$10,623	$45,868	$45,183	$43,306	$41,980	$24,183
Interest capitalized	170	46	10	544	389	—
Preferred share distributions	1,200	4,800	4,800	4,800	4,800	4,800

	$11,993	$50,714	$49,993	$48,650	$47,169	$28,983
Ratio of earnings to combined fixed charges and preferred share dividends	*	*	*	*	1.24	1.08

*	For the three months ended March 31, 2011, combined fixed charges and preferred share dividends exceeded earnings by approximately $14,807. For the year ended December 31, 2010, combined fixed charges and preferred share dividends exceeded earnings by approximately $24,776. For the year ended December 31, 2009, combined fixed charges and preferred share dividends exceeded earnings by approximately $57,986. For the year ended December 31, 2008, combined fixed charges and preferred share dividends exceeded earnings by approximately $15,312.